Exhibit R

OMNIBUS AMENDING AGREEMENT

THIS OMNIBUS AMENDING AGREEMENT (this “Agreement”) is made as of the 28th day of June, 2013, by and between TURQUOISE HILL RESOURCES LTD. (“TRQ”), RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“Rio Tinto”) and RIO TINTO SOUTH EAST ASIA LIMITED (the “Rio Tinto Funding Company”).

WHEREAS TRQ and Rio Tinto are parties to a heads of agreement dated as of December 8, 2010 (as amended, the “HOA”);

AND WHEREAS pursuant to Schedule D of the HOA (as amended, the “OT Interim Funding Agreement”), the Interim Funding Facility (as such term is defined in the HOA) was made available to TRQ (formerly known as Ivanhoe Mines Ltd.) by the Rio Tinto Funding Company to fund expenditures in respect of Operations;

AND WHEREAS TRQ and the Rio Tinto Funding Company propose to enter into the Short Term Bridge Funding Agreement (as such term is defined in Section 4 of Schedule A attached hereto) pursuant to which the Rio Tinto Funding Company will provide the Short Term Bridge Facility (as such term is defined in Section 2 of Schedule B attached hereto) to TRQ for the purpose of meeting its short term funding obligations with respect to the OT Project and the Operations;

AND WHEREAS, in connection with the transactions contemplated by the Short Term Bridge Funding Agreement, the parties hereto desire to amend each of the OT Interim Funding Agreement and the HOA as set forth herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and the payment by each party to each of the other parties of the sum of US$1 (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties hereby agree as follows:

1.	Capitalized terms used, but not otherwise defined, herein have the meaning given to them in the OT Interim Funding Agreement and HOA, as applicable.

2.	Rio Tinto, the Rio Tinto Funding Company and TRQ agree that, effective on the date hereof, the OT Interim Funding Agreement shall be amended on the terms and conditions set forth in Schedule A attached hereto.

3.	Rio Tinto and TRQ agree that, effective on the date hereof, the HOA shall be amended on the terms and conditions set forth in Schedule B attached hereto.

4.	All other terms of each of the HOA and the OT Interim Funding Agreement will remain unamended and in full force and effect.

5.	This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, save that (i) Schedule A attached hereto and (ii) in interpreting the provisions of such Schedule A (and for purposes of such interpretation only but not otherwise), any other provisions of this Agreement which are necessary to construe the provisions of such Schedule A, including but not limited to Section 1 hereof, shall in each case be governed and construed in accordance with English law.

6.	This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page by any party by electronic or facsimile transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TURQUOISE HILL RESOURCES LTD.

By:
Title:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:
Title

RIO TINTO SOUTH EAST ASIA LIMITED

By:
Title:

SCHEDULE A

AMENDMENTS TO OT INTERIM FUNDING AGREEMENT

1.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(k) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Permitted Debt” means (i) Debt under the OT Interim Funding Agreement, (ii) Debt under the Short Term Bridge Funding Agreement, (iii) Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (iv) the ABCP Indebtedness; (v) guarantees granted by Ivanhoe in relation to any Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (vi) any parent guarantee or letter of credit issued after the date hereof by or for the account of Ivanhoe in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary (other than SGER and its Subsidiaries) to such third party in furtherance of the plan and budget then in effect from time to time for the OT Project; (vii) any parent guarantee granted by Ivanhoe in the ordinary course of business in relation to any Subsidiary (other than SGER and its Subsidiaries) for business related office equipment leases, including photocopiers, office furniture and computers; (viii) Debt of Ivanhoe for business related office equipment leases, including photocopiers, office furniture and computers; (ix) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (x) Debt existing on the date hereof secured by Disclosed Encumbrances; (xi) Debt in respect of the OT Project Financing (“OT Project Financing Permitted Debt”) provided that such OT Project Financing Permitted Debt will permit Ivanhoe to fully comply with its obligations under Section 8(e) hereof, failing which compliance such Debt will not be Permitted Debt and will be deemed never to have been Permitted Debt; and (xii) Debt that constitutes Additional Funding (as defined in Schedule E to the Heads of Agreement);”

2.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(e) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Distributed OT Cash Flow” means, in respect of any period, any cash or cash equivalents that are paid or otherwise transferred (or which save for the provisions of the standing payment directions provided by OT LLC to the Rio Tinto Manager would have been paid) during such period from OT LLC:

(i)	to or for the account of Ivanhoe or any of its Subsidiaries; or

(ii)	to any member of the Rio Tinto Group (or any third party to which the Lender’s rights under the OT Interim Funding Agreement and/or the Short Term Funding Agreement may be assigned or transferred, as applicable, as permitted hereby or thereby) at the direction of Ivanhoe or any of its Subsidiaries in satisfaction of amounts otherwise transferable to Ivanhoe or any of its Subsidiaries, including for greater certainty (A) any amounts paid or transferred as repayments of shareholder loans, payments on the redemption of shares or cash dividends, (B) cash distributions (but not accruals) on account of the Management Services Payment (it being acknowledged that Ivanhoe and Rio Tinto have agreed that the Management Services Payment may be accrued by OT LLC until the Commencement of Production), (C) any amounts paid or transferred as repayments of any Outstanding Balance (as such term is defined in the OT Shareholders Agreement) by Erdenes to Ivanhoe pursuant to the OT Shareholders Agreement and any other amounts paid or transferred by Erdenes to any Subsidiary of Ivanhoe under the OT Shareholders Agreement, (D) any amounts paid or transferred as payments for the account of Ivanhoe or any of its Subsidiaries on the sale of OT LLC shares if such sale is required by the Government of Mongolia or otherwise and (E) any other amounts paid or transferred to or for the account of Ivanhoe, any of its Subsidiaries, any such other member of the Rio Tinto Group or any such third party as aforesaid with funds derived in any manner whatsoever from the OT Project;”

3.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(l) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Transaction Documents” means the Facility Documents, the Short Term Bridge Funding Facility Documents, the Memorandum of Agreement, the Heads of Agreement, the Final Documentation, the Anti-Dilution Subscription Rights certificate, the PPA, the ACAA, the warrant certificates relating to the Series D Warrants, the OT Investment Agreement and the OT Shareholders Agreement, each as amended from time to time.”

4.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 1 of the OT Interim Funding Agreement is amended by deleting the last paragraph thereof and replacing such paragraph as follows:

“All other capitalized terms not otherwise defined herein, including for greater certainty “Permitted Encumbrance”, will have the meanings given to them in the Heads of Agreement and the memorandum of agreement dated April 17, 2012 among Ivanhoe, Rio Tinto and RTSEA (as amended, the “Memorandum of Agreement”), as applicable, provided that (i) the term “Short Term Bridge Funding Agreement” means the OT bridge funding agreement dated as of June 28, 2013 between Turquoise Hill Resources Ltd., as borrower, and RTSEA, as lender; (ii) the term “Short Term Bridge Funding Facility Documents” means, collectively, the Short Term Bridge Funding Agreement, the Short Term Bridge Funding Facility GSA and each standing and irrevocable direction delivered in connection with the Short Term Bridge Funding Agreement; (iii) the term “Short Term Bridge Funding Facility GSA” means the general security agreement dated as of June 28, 2013 between Turquoise Hill Resources Ltd., as the debtor and RTSEA, as the secured party; and (iv) references herein to the OT Management Agreement or the RT/IVN Governance Agreement will be subject to Section 92(a) of the Heads of Agreement. The Appendices attached hereto form part of these Terms and Conditions and are an integral part hereof. Other than as used in Appendix 4 hereof, the terms “herein”, “hereof”, “hereunder” and similar expressions refer to these Terms and Conditions and not to any particular Section, Appendix or other portion hereof. The inclusion of reference to Permitted Encumbrances in any Transaction Document is not intended, unless expressly agreed otherwise, to subordinate and will not subordinate any encumbrance created by the General Security Agreement to any Permitted Encumbrance.”

5.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 8(a) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

“Unless repaid earlier from the proceeds of the OT Project Financing or as otherwise permitted hereby, if any amount of principal is outstanding under the Interim Funding Facility on any Payment Date, Ivanhoe will make a prepayment of principal on such Payment Date equal to 100% of the amount of any excess Distributed OT Cash Flow remaining on such Payment Date following the application of the amount of Distributed OT Cash Flow available on or prior to such Payment Date in accordance with Section 9(a) of the Short Term Bridge Funding Agreement less any amount of such excess Distributed OT Cash Flow which is required by Ivanhoe in order to pay interest and any fees hereunder on such Payment Date. In the event any such prepayment is made, the maximum principal amount available under the Interim Funding Facility will thereafter be reduced permanently by the amount of such prepayment.”

6.	TRQ, Rio Tinto and the Rio Tinto Funding Company agree that Section 14(n) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

“(n) any of the indebtedness of Ivanhoe under the Short Term Bridge Funding Agreement is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the Short Term Bridge Funding Agreement.”

SCHEDULE B

AMENDMENTS TO HOA

1.	TRQ and Rio Tinto agree that the definiton of “Erdenes” in Schedule A of the HOA is deleted in its entirety and replaced as follows:

“Erdenes” means prior to April 20, 2012, Erdenes MGL LLC, and on and subseqent to April 20, 2012, Erdenes Oyu Tolgoi LLC.

2.	TRQ and Rio Tinto agree that Section 1 of the HOA is deleted in its entirety and replaced as follows:

“Certain capitalized terms used herein (including in the schedules and recitals hereto) are defined in Schedule A attached hereto. Capitalized terms used, but not otherwise defined, herein have the meanings assigned to them in the PPA, provided that the term “Short Term Bridge Funding Agreement” means the OT bridge funding agreement dated as of June 28, 2013 between Turquoise Hill Resources Ltd., as borrower, and Rio Tinto South East Asia Limited, as lender and the term “Short Term Bridge Facility” means the convertible non-revolving term credit facility in the amount of up to US$225,000,000 made available by Rio Tinto South East Asia Limited to Turquoise Hill Resources Ltd. pursuant to the terms of the Short Term Bridge Funding Agreement.”

3.	TRQ and Rio Tinto agree that the definition of “Permitted Encumbrance” in Schedule A of the HOA is deleted in its entirety and replaced as follows:

““Permitted Encumbrance” means at any time and from time to time:

(a)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to law;

(b)	the Encumbrance of taxes and assessments for the then current year, the Encumbrance for taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(c)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(d)	security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(e)	easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by Ivanhoe or its Subsidiaries;

(f)	all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by Ivanhoe or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of Ivanhoe or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)	security given in respect of the Interim Funding Facility;

(h)	security given in respect of the Short Term Bridge Facility (including the Encumbrances constituted by or pursuant to the General Security Agreement as defined in the Short Term Bridge Funding Agreement);

(i)	security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, as defined in Schedule D attached hereto for purposes of the OT Interim Funding Agreement, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(j)	solely for purposes of Section 71 of this Heads of Agreement, security given in respect of the OT Project Financing or any Additional Funding (as defined in Schedule E to this Heads of Agreement);

(k)	the Encumbrances constituted by or pursuant to the General Security Agreement (as defined in Schedule D to this Heads of Agreement);

(l)	the Disclosed Encumbrances (as defined in Schedule D to this Heads of Agreement);

(m)	the ABCP Encumbrances;

(n)	the Disclosed Encumbrances set out in Appendix 2 of the Short Term Bridge Funding Agreement; and

(o)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto.”

4.	TRQ and Rio Tinto agree that Section 25 of the HOA will be deleted in its entirety and replaced as follows:

“Ivanhoe covenants and agrees that the proceeds from the sale of any Non-OT Assets (including the proposed sale of Ivanhoe’s 50% interest in Altynalmas Gold Ltd.) may not be used, directly or indirectly, to acquire any new assets or to fund any existing projects other than to (a) fund expenditures in respect of Operations (which, for the purpose of this Section 25, will include interest (grossed up for any applicable withholding taxes) and fees payable under the Interim Funding Facility), or (b) repay the Interim Funding Facility without the prior written consent of Rio Tinto. For greater certainty, proceeds from the sale of Non-OT Assets (including the proposed sale of Ivanhoe’s 50% interest in Altynalmas Gold Ltd.) may, subject to the foregoing restrictions and any mandatory prepayment provisions in the Short Term Bridge Funding Agreement, be used for Ivanhoe’s general corporate purposes including the payment of taxes and corporate expenses.”

5.	TRQ and Rio Tinto agree that Section 27 of the HOA is deleted in its entirety and replaced as follows:

“From the Closing Date until the date upon which (i) the OT Project Financing is obtained, (ii) all of the conditions precedent to the first drawdown under the OT Project Financing have been met or waived, and (iii) each of the Interim Funding Facility and the Short Term Bridge Facility have been repaid in full, Ivanhoe will, subject to Section 29 hereof, deposit in the OT Account:

(a)	the gross proceeds from the Rights Offering;

(b)	subject to any mandatory prepayment provisions in the OT Bridge Funding Agreement, the gross proceeds of the New Rights Offering;

(c)	the gross proceeds from the issuance to any member of the Rio Tinto Group of Ivanhoe Shares or Ivanhoe Convertible Securities (including, the any Anti-Dilution Ivanhoe Shares and any Ivanhoe Shares issued upon the exercise of the Outstanding Warrants, the Series D Warrants, any Ivanhoe Shares issued upon the exercise of the Series D Warrants, the Subscription Right, any Ivanhoe Shares issued upon the exercise of the Subscription Right, the Anti-Dilution Subscription Right and any Ivanhoe Shares issued upon the exercise of the Anti-Dilution Subscription Right);

(d)	subject to any mandatory prepayment provisions in the Short Term Bridge Funding Agreement, the net proceeds, if any, from the sale of any Non-OT Assets that Ivanhoe, in its discretion, determines to use for the development of the OT Project;

(e)	any draw down proceeds from the Interim Funding Facility;

(f)	any draw down proceeds from the Short Term Bridge Facility; and

(g)	any other funds required by a Transaction Document to be paid to OT LLC or applied for the purposes of the OT Project.”

6.	TRQ and Rio Tinto agree that Section 29 of the HOA is deleted in its entirety and replaced as follows:

“From the Closing Date until the date upon which (i) the OT Project Financing is obtained, (ii) all of the conditions precedent to the first drawdown under the OT Project Financing have been met or waived, and (iii) each of the Interim Funding Facility and the Short Term Bridge Facility have been repaid in full, Ivanhoe may maintain in the Non-OT Account up to $100 million in the aggregate which it may retain at all times for its general corporate purposes including the payment of taxes and corporate expenses.”

7.	TRQ and Rio Tinto agree that Section 44 of the HOA is deleted in its entirety and replaced as follows:

“From the Effective Date until earlier of (i) the date upon which the OT Project Financing is obtained, or (ii) both the Interim Funding Facility and the Short Term Bridge Facility are either fully drawn or repaid and terminated, Rio Tinto will cause the Rio Tinto Manager to prepare and submit to Ivanhoe, no later than the fifth (5th) Business Day of each calendar month, an estimate of the expected costs and expenditures in respect of Operations for the immediate calendar month (the “Monthly Estimate”) and the Rio Tinto Manager will include with each Monthly Estimate a direction regarding (i) the delivery of the funds to the Rio Tinto Manager (or as otherwise directed by the Rio Tinto Manager) required to meet Monthly Estimate plus a reserve of $25 million, (ii) the Rio Tinto Manager’s understanding of the number of Outstanding Warrants and their exercise price, and (iii) the Rio Tinto Manager’s understanding of the total funds available to Ivanhoe under the Interim Funding Facility and the Short Term Bridge Facility, as applicable, all substantially in the form attached hereto as Schedule N (each, a “Funding Notice”). For the avoidance of doubt, the reserve of $25 million may only be used by the Rio Tinto Manager in respect of budgets approved by the Technical Committee and the board of directors of OT LLC or, if any such budget has not yet been approved, the budget then in effect under the OT Management Agreement, or in respect of costs which the Rio Tinto Manager is otherwise authorised to incur under the OT Management Agreement.”

8.	TRQ and Rio Tinto agree that Section 47 of the HOA is deleted in its entirety and replaced as follows:

“If (i) there are no Outstanding Warrants, or (ii) the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund the Funding Call as set out in the then current Funding Request, Ivanhoe will, within five (5) Business Days following delivery of the Funding Request, make a request for draw down under the Interim Funding Facility to be advanced by the end of the calendar month in an amount equal to (such amount being a “Funding Call Deficiency”) the least of (i) such Funding Call, (ii) the amount by which the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund such Funding Call and (iii) the undrawn amount under the Interim Funding Facility. If (i) the undrawn amount under the Interim Funding Facility is insufficient to meet a Funding Call Deficiency, or (ii) the Interim Funding Facility is fully drawn, Ivanhoe will make a request for a draw down under the Short Term Bridge Facility to be advanced (in addition to any advance being made under the Interim Funding Facility, if applicable) by the end of the calendar month (or as otherwise requested by Ivanhoe in accordance with the Short Term Bridge Funding Agreement) in an amount equal to the least of (i) the amount by which the proceeds available under the Interim Funding Facility would be insufficient to meet a Funding Call Deficiency, (ii) such Funding Call and (iii) the principal amount remaining available for drawdown under the Short Term Bridge Facility. Absent manifest error in the Funding Request and subject to the terms and conditions of the Interim Funding Facility or Short Term Bridge Facility, as applicable, and there being sufficient funds in the Interim Funding Facility or Short Term Bridge Facility, as applicable, the Rio Tinto Funding Company will advance such Funding Call Deficiency and deliver such funds to the Rio Tinto Manager in accordance with the direction in the Funding Notice.”

9.	TRQ and Rio Tinto agree that Section 49 of the HOA is deleted in its entirety and replaced as follows:

“If Ivanhoe fails to deliver a Funding Request within five (5) Business Days following receipt of a Funding Notice, then, upon notice from Rio Tinto to Ivanhoe, a Funding Call in the amount set out in the Funding Notice shall be deemed to have been made. If Ivanhoe fails to request a draw down under the Interim Funding Facility or Short Term Bridge Facility, as applicable, as required in Section 47 hereof, then, upon notice from Rio Tinto to Ivanhoe, a draw down under the Interim Funding Facility, the Short Term Bridge Facility or both (as applicable) in the amount of the Funding Call Deficiency shall be deemed to have been made.